File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 27th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 27th., 2002

VITRO REBUILTS ATRIUM AT THE WORLD
FINANCIAL CENTER IN NEW YORK

Vitro´s subsidiary in the United States concluded Winter Garden's Atrium rebuilding project in New York.

Garza Garcia, N.L. Mexico, September 27th, 2002 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) announced today that Super Sky, world-renown manufacturer in the skylight industry and a division of Vitro America in the United States, recently concluded the high-profile/fast-track rebuilding project of the Winter Garden's Atrium, located in the World Financial Center in New York City.

The Winter Garden Atrium, which is the centerpiece of the World Financial Complex, is a ten-story, five-section stepped vault atrium and is located directly across the street from the World Trade Center's twin towers.

Due to its location, it incurred severe damage by falling steel beams and other wreckage precipitated by the ultimate collapse of the north tower of the World Trade Center.

Remarkably, forty-percent of the original aluminum framing was reusable; therefore, Super Sky provided new caps and glass on that portion of the structure. However, the remaining sixty-percent of the old skylight required extensive repairs to the steel frame and complete replacement of the aluminum skylight, while maintaining the "look" of the old structure, along with better performance (leak-proof) than the original atrium.

"Super Sky's fabrication center located in Mequon, Wisconsin, commenced to work on the project by mid-January 2002 by a staff of ten people, and installation was completed on August 2002, exceeding by far owners' expectations", said Roberto Rubio, President of the Flat Glass business unit of Vitro.

The New York City Winter Garden Complex Atrium is considered the "hub" of the Word Financial Center (WFC), a series of 5 office buildings that made up the financial institution complex, whose tenants include the New York and New Jersey Port Authorities, as well as private businesses.

New York's Governor, George Pataki, along with New York City's Mayor, Michael Bloomberg, praised all the tradesmen for their hard work. Furthemore, their efforts symbolized for the world to see that Americans can and do triumph over any obstacle or national tragedy.

Besides Super Sky, Vitro America has four other divisions in the United States; Binswanger Glass, Binswanger Mirror, Glasscraft y ACI Distribution, dedicated to distribution and sales of construction glass; home decoration and mirrors, residential and commercial glass, as well as automotive glass replacement.

Vitro America, a Vitro company , has 270 distribution centers in the USA and 2001 annual sales close to US$500 million.

More information about this project can be found at the Engineering News-Record internet address of the: www.enr.com/features/buildings/archives/020909.asp.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in three distinct businesses: flat glass, glass containers, and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro S.A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. +52 (55) 089-6904 achico@vitro.com	(Financial Community): Rodrigo Collada Vitro S.A. de C.V. +52 (81) 8863-1240 rcollada@vitro.com	(US Contacts): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com